

Mailstop 3030

February 23, 2016

<u>Via E-mail</u>
Mark Widmar
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

      Re: First Solar, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed February 25, 2015
             File No. 001-33156

Dear Mr. Widmar:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Brian Cascio

                    Brian Cascio
                    Accounting Branch Chief
                    Office of Electronics and Machinery